Exhibit (a)(5)(Q)

Press Release

Oracle Completes Acquisition of Cerner

AUSTIN, Texas – June 7, 2022 – Oracle Corporation (NYSE: ORCL) announced that a majority of the outstanding shares (the “Shares”) of Cerner Corporation (Nasdaq: CERN) were validly tendered, and the other conditions to the tender offer have been satisfied or waived. The deal will close on June 8, 2022. American Stock Transfer & Trust Company LLC, the depositary for the tender offer, has indicated that as of 12:00 midnight, Eastern time, at the end of the day on June 6, 2022, approximately 204,280,589 Shares, or 69.2% of the total Shares, have been validly tendered.

Larry Ellison, Oracle’s Chairman of the Board and Chief Technology Officer, will outline Oracle’s strategy to redefine the future of healthcare at a virtual event on June 9, 2022, at 3:00 p.m. CT. Register for the event.

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Oracle offers integrated suites of applications plus secure, autonomous infrastructure in the Oracle Cloud. For more information about Oracle (NYSE: ORCL), please visit us at oracle.com.

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Contact Info

Michael Egbert

Oracle Corporate Communications

michael.egbert@oracle.com

Cautionary Statement Regarding Forward-Looking Statements

This document may contain certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. When used in this document, the words “can”, “will”, “expect”, “opportunity”, “promises”, “goal” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Oracle, Cerner and their respective customers are operating their businesses and the duration and extent to which the pandemic will impact Oracle’s or Cerner’s future results of operations; and the possibility that Oracle or Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner.

In addition, please refer to the documents that Oracle and Cerner, respectively, file with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Oracle nor Cerner is under any duty to update any of the information in this document.